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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1  )*
                                            ---

                              Saville Systems PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

  American Depository Shares, representing Ordinary Shares, $0.0025 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  805174 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ---------------------
  CUSIP NO. 805178 10 9                   13G                PAGE 2 OF 6 PAGES
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Invoice Systems (Canada), Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
         Not Applicable                                         (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Canadian Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               1,115,841 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                1,115,841 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         1,115,841 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         6.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 10,592 shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 1996.

------------------------                                  ---------------------
  CUSIP NO. 805174 10 9                 13G                 PAGE 3 OF 6 PAGES
------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bruce A. Saville
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
         Not Applicable                                         (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
         Canadian Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,115,841 (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             1,115,841 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         1,115,841 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         6.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
         IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Includes 10,592 shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 1996.

CUSIP NO. 805174 10 9            13G            Page 4 of 6 Pages




Item 1(a).     Name of Issuer:
----------     ---------------
               Saville Systems PLC (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------
               IDA Business Park
               Dangan
               Galway, Ireland

Item 2(a).     Name of Person Filing:
----------     ----------------------
               Invoice Systems (Canada), Inc.
               Bruce A. Saville

Item 2(b).     Address of Principal Business Office or, if none,
----------     -------------------------------------------------
               Residence:
               ----------
               c/o Saville Systems PLC
               4445 Calgary Trail
               Edmonton, AB
               Canada, T6H 5R7

Item 2(c).     Citizenship.
----------     ------------
               Invoice Systems (Canada), Inc. is a Canadian
                 Corporation

               Bruce A. Saville is a Canadian citizen

Item 2(d).     Title of Class of Securities:
----------     -----------------------------
               Ordinary Shares, $.0025 par value

Item 2(e).     CUSIP Number:
----------     -------------
               805174 10 9

Item 3.        Status if filed pursuant to
-------        ---------------------------
               Rules 13d-1(b) or 13d-2(b):
               ---------------------------
               Not Applicable.

CUSIP NO. 805174 10 9            13G             Page 5 of 6 Pages



Item 4.   Ownership:
-------   ----------
          (a)  Amount Beneficially Owned by Reporting Person.

          (b)  Percent of Class.

          (c) Number of Shares as to which Reporting Person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote,
               (iii) sole power to dispose or to direct the disposition of and (iv) shares power to dispose or to direct the disposition of.

               Invoice Systems (Canada), Inc. owns 1,115,841 Ordinary Shares (1) which represents 6.2% of the outstanding Ordinary Shares of the Company. Mr. Saville owns or controls approximately 94% of the voting securities of Invoice Systems (Canada), Inc. and therefore, exercises voting and dispositive control over Ordinary Shares held by Invoice Systems (Canada), Inc.



Item 5.   Ownership of Five Percent or Less of a Class.
-------   ---------------------------------------------
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following : ___
                                                                            /__/

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
-------   ----------------------------------------------------------------
          Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company.
          -------------------------------------------------------------
          Not applicable.


Item 8.   Identification and Classification of Members of the Group.
-------   ----------------------------------------------------------
          Not applicable.



-------------------------
(1) Includes 10,592 shares issuable upon the exercise of options that are exercisable within 60 days of December 31, 1996.

CUSIP NO. 805174 10 9            13G             Page 6 of 6 Pages


Item 9.   Notice of Dissolution of Group.
-------   -------------------------------
          Not applicable.

Item 10.  Certification.
--------  --------------
          Not applicable.


                                     SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            INVOICE SYSTEMS (CANADA), INC.


       Dated: February 12, 1997             By: /s/ Bruce A. Saville
             ---------------------             ---------------------------
                                            Its: President
                                                --------------------------


       Dated: February 12, 1997             /s/ Bruce A. Saville
             ---------------------          -------------------------------
                                            Bruce A. Saville